UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Standard Diversified Opportunities Inc. (former known as Special Diversified Opportunities Inc.)
(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”) Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)
(Title of Class of Securities)

85336L109 (Class A Common Stock) 85336L208 (Class B Common Stock)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 94.0% of Class A Common Stock (see Item 5) 88.7% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,505,192 shares of Class A Common Stock (see Item 5) 7,252,596 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 94.0% of Class A Common Stock (see Item 5) 88.7% of Class B Common Stock
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Standard Diversified Opportunities Inc., a Delaware corporation (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on October 29, 2015 and amended on December 21, 2015, March 2, 2016, September 27, 2016, November 25, 2016 and June 5, 2017 and by this Amendment (as so amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Item 6 of the Schedule 13D as set forth below.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a loan agreement dated as of November 19, 2012, as amended, among certain private investment funds managed by Standard General L.P. (collectively, “Standard General”) and Thomas F. Helms, Jr., as previously disclosed in a Schedule 13D filed by the Reporting Persons in connection with their beneficial ownership of shares of common stock of Turning Point Brands, Inc. (“TBP Common Stock”), Mr. Helms pledged shares of TBP Common Stock held by him to Standard General as collateral for the loan and granted Standard General a first priority lien on the pledged shares.  On June 22, 2017, Mr. Helms affirmed to Standard General that the 372,624 shares of Class A Common Stock and the 372,624 shares of Class B Common Stock received by Mr. Helms from the Issuer in exchange for shares of TBP Common Stock were subject to the above-described pledge.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              June 26, 2017
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim